Exhibit (k)(v)

MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

OF

JOHN HANCOCK MULTI ASSET CREDIT FUND

As of April 17, 2024

John Hancock Multi Asset Credit Fund, a Massachusetts business trust (the “Fund”) hereby adopts this Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

A.	GENERAL DESCRIPTION OF CLASSES THAT ARE OFFERED:

The Fund offers one or more of the classes of shares described below, as set forth in the Fund’s prospectus and statement of additional information filed with the Securities and Exchange Commission and currently in effect (collectively, the “Prospectus”). Sales charges, distribution fees and/or service fees for each class of shares, as applicable, shall be calculated and paid in accordance with the terms of the then-effective plan of the applicable class, if any, pursuant to Rule 12b-1 under the 1940 Act. A general description of the fees applicable to each class of shares is set forth below. Sales charges, distribution and/or service fees, and repurchase/early redemption fees currently authorized are as set forth in the Prospectus.

1. Class I Shares. Class I shares of the Fund are offered without imposition of an initial sales charge, contingent sales charges, and are not subject to an annual distribution and/or service fee in accordance with any plan adopted pursuant to Rule 12b-1 under the 1940 Act for Class I shares. Class I shares of the Fund are available for purchase only as described in the Prospectus and are subject to the minimum purchase requirements and exchange privileges as set forth in the Prospectus.

2 Class A Shares. Class A shares of the Fund are offered with the imposition of an initial sales charge or, on certain investments described in the Prospectus, a contingent deferred sales charge (“CDSC”). Class A shares of the Fund are subject to an annual distribution and service fee in accordance with the then-effective Class A Rule 12b-1 Plan of the Fund. Class A shares of the Fund also are subject to the minimum purchase requirements and exchange privileges as set forth in the Prospectus.

3. Class U Shares. Class U shares of the Fund are offered without the imposition of an initial sales charge or a CDSC. Class U shares of the Fund are subject to an annual distribution and service fee in accordance with the then-effective Class U Rule 12b-1 Plan of the Fund. Class U shares of the Fund also are subject to the minimum purchase requirements and exchange privileges as set forth in the Prospectus.

B.	CLASS CONVERSION:

If permitted by disclosure in the Fund’s Prospectus, as described in such Prospectus, a designated purchase class of shares of the Fund will convert to a designated target class of shares of the Fund at any time after the initial date that the purchase class of shares commenced operations upon shareholder request if the requesting shareholder meets the criteria for investment in the target class of shares as set forth in the Fund’s Prospectus. Such share class conversion may be suspended if it is determined that the conversion constitutes or is likely to constitute a taxable event under federal income tax law.

C.	EXPENSE ALLOCATION OF EACH CLASS:

Certain expenses may be attributable to a particular class of shares of the Fund (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular class and, thus, are borne on a pro rata basis by the outstanding shares of that class.

In addition to any distribution and/or service fees described in the Prospectus, each class may, by action of the Board of Trustees (the “Board”) or its delegate, also pay a different amount of the following expenses:

(1)	legal, printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxies to current shareholders of a specific class;

(2)	Blue Sky fees incurred by a specific class;

(3)	SEC registration fees incurred by a specific class;

(4)	expenses of administrative personnel and services required to support the shareholders of a specific class;

(5)	Trustees’ fees incurred as a result of issues relating to a specific class;

(6)	litigation expenses or other legal expenses relating to a specific class;

(7)	transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class; and

(8)	such other expenses actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

All expenses not hereafter designated as Class Expenses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

Any income, gain, loss, and expenses not allocated to specific classes as described above, incurred by a Fund shall be charged to the Fund and allocated daily to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.

D.	VOTING RIGHTS:

Each class of shares governed by this Multiple Class Plan: (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement, including, if applicable, any Rule 12b-1 Plan; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

E.	CLASS DESIGNATION:

Subject to approval by the Board, each Fund may alter the nomenclature for the designations of one or more of its classes of shares.

F.	DATE OF EFFECTIVENESS:

This Multiple Class Plan is effective as of April 17, 2024, provided that this Plan shall not become effective unless such action has first been approved by the vote of a majority of the Board and by vote of a majority of those Trustees who are not “interested persons” of the Trust (the “Independent Trustees”).

G.	AMENDMENT OF PLAN:

Any material amendment to this Multiple Class Plan shall become effective upon approval by a vote of a majority of the Board, and by a vote of a majority of the Independent Trustees, which votes shall have found that this Plan as proposed to be amended, including expense allocations, is in the best interests of each class individually and of the Trust as a whole; or upon such other date as the Board shall determine. No vote of shareholders shall be required for such amendment to the Multiple Class Plan.

H.	SEVERABILITY:

If any provision of this Multiple Class Plan is held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

I.	LIMITATION OF LIABILITY:

Consistent with the limitation of shareholder liability as set forth in the Trust’s Agreement and Declaration of Trust, any obligations assumed by the Fund or any class thereof, and any agreements related to this Plan shall be limited in all cases to the Fund and its assets, or class and its assets, as the case may be, and shall not constitute obligations of any other Fund or class of shares. All persons having any claim against the Fund, or any class thereof, arising in connection with this Plan, are expressly put on notice of such limitation of shareholder liability, and agree that any such claim shall be limited in all cases to the Fund and its assets, or class and its assets, as the case may be, and such person shall not seek satisfaction of any such obligation from the Trustees or any individual Trustee of the Trust.

H.	ADDITIONAL INFORMATION

This Plan is qualified by and subject to the terms of the then current registration statement for the applicable classes; provided, however, that none of the terms set forth in any such registration statement shall be inconsistent with the terms of the classes contained in this Plan.

Multiple Class Plan of John Hancock Multi Asset Credit Fund.

The Fund’s registration statement contains additional information about Class I, Class A, and Class U shares and the Trust’s multiple class structure.